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                                                                    EXHIBIT 4.34


                                   MIH LIMITED
                              12-15 Jupiter Street
                                 Hoofddorp 2132
                                 The Netherlands


                                                                     May 8, 2002


The Chairman of the Board of Directors
OpenTV Corp.
401 East Middlefield Road
Mountain View, CA  94043

Dear Sir

     This letter sets forth the agreement between MIH Limited ("MIH") and OpenTV Corp. ("OpenTV") regarding the payment of certain liabilities pursuant to the Scheme B Management Retention Agreements (the "Agreements") entered into by OpenTV and James Ackerman, Scott Ray, James Brown, Mark Meagher, Jesse Berg, Matt Disco and Martin Leamy, respectively. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreements.

     MIH shall promptly reimburse OpenTV for payments made by OpenTV in accordance with the terms of the Agreements (as in effect on the date hereof) if, in the applicable Change of Control transaction, the Naspers Group Entities dispose of shares representing a majority of the voting power of OpenTV. In the event MIH makes any payments to the Purchasers as contemplated by Section 2(c) of the Agreements, it shall promptly notify OpenTV of such matter. In the event OpenTV, acting through a committee of its Board of Directors composed of directors who are not officers or employees of OpenTV or its Affiliates, elects to reduce the Retention Payments to any or all of the Officers of OpenTV who are parties to the Agreements as a result, the reimbursement amount to be paid by MIH in respect of the Retention Payments shall be reduced accordingly. In the event MIH has provided reimbursement payments to OpenTV in an amount greater than the amounts paid by OpenTV following the reduction in the Retention Payments, then upon notice by MIH of such overpayment (supported with reasonable evidence related thereto) OpenTV will promptly pay any such excess to MIH (provided, such excess may be set off against the reimbursement obligations referred to in the following sentence). In addition, MIH shall reimburse OpenTV for reasonable and appropriate third-party costs and expenses actually incurred in connection with the actual payment of Retention Payments under Section 2 of the Agreements (e.g., payroll taxes, but excluding any overhead costs). Save as aforesaid, MIH shall have no further liability to OpenTV arising from the Agreements.

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     Please indicate your acknowledgement and acceptance of the provisions of this letter by signing below.

                                   Sincerely,

                                   MIH Limited

                                   By:  /s/ Stephen F. Ward
                                       -----------------------------------------
                                   Name:  S. F. Ward
                                   Title:  Director



ACKNOWLEDGED AND AGREED
OpenTV Corp. this 24th day of May 2002.



By:  /s/ David Steel
    ------------------------------
Name: D. Steel
Title: Director